

September 30, 2010

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

      Re: Solar Acquisition Corp.
             Form 10-K/A for the year ended December 31, 2009
             Filed September 20, 2010
             File No. 1-34438

Dear Mr. Klamka:

We have reviewed your response to our comment letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009

General

1.   Please confirm to us that in future filings, including the amendment we are requesting below, you will ensure that you use the correct Item numbers as specified by Form 10-K. For example, MD&A should be Item 7, your financial statements should be Item 8, and your Controls and Procedures should be Item 9A. If an Item is not applicable to your company because you are a smaller reporting company, you should indicate that such Item is not applicable, but you should not deviate from the Item numbering as it appears within Form 10-K.

Item 9A(T). Controls and Procedures, page 11

2.   We note that you have amended your Form 10-K in response to comment three from our letter dated September 10, 2010. However, in the updated disclosures regarding your Disclosure Controls and Procedures, we read that "it should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met." Please revise future filings, including any amendments that you file in response to these comments, to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective <u>at the reasonable assurance level</u>. In the alternative, remove all references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3.   We also note that you do not believe that your failure to include management's report on internal controls negatively impacted the effectiveness of your disclosure controls and procedures as of December 31, 2009. Please explain this conclusion to us in more detail. It is unclear to us how you could inadvertently omit a material disclosure from your Form 10-K yet still conclude that your disclosure controls and procedures were effective to ensure that the information you are required to disclose in this Form 10-K was reported within the time periods specified in our rules. Please refer to Question 115.02 of our Compliance and Disclosure Interpretations on Regulation S-K, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and the definition of disclosure controls and procedures and advise.

Exhibits 31 and 32

4.   We note that your amended Form 10-K does not include updated certifications as required by Rule 12b-15 of the Exchange Act. Please amend your filing to include new certifications. We will not object if you provide an abbreviated amendment in accordance with Exchange Act Rule 12b-15 that solely includes a cover page, a brief explanation of why the filing is being amended, Item 9A Controls and Procedures, Item 15 Exhibits, an updated signature page and updated certifications.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief